Hubbell Incorporated 584 Derby Milford Road P. O. Box 549 Orange, CT 06477-0589 203-799-4100

January 22, 2008

Perry J. Hindin, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Hubbell Incorporated Response to Comment Letter dated December 5, 2007
Definitive 14A Proxy Statement filed March 20, 2007
File No. 001-02958

Dear Mr. Hindin:

As discussed with you today, with respect to comment 1 of the of the staff of the Division of Corporation Finance in your letter, dated December 5, 2007 to my attention, and the response of Hubbell Incorporated in my letter to you dated January 4, 2008, this will confirm that in future filings Hubbell will, with respect its disclosure of any use by the Compensation Committee of a statistical summary of pay practices for specific positions at manufacturing companies represented in the Hewitt Associates Total Compensation DataBase™ (or any other similar database used hereafter) where the Committee does not know the specific companies included, specifically state that the Committee does not know the identities of such companies.

Hubbell Incorporated acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Hubbell Incorporated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (203) 799-4230, or Erica Steinberger of Latham & Watkins LLP at (212) 906-1306.

Very truly yours,

/s/ Richard W. Davies Richard W. Davies Vice President, General Counsel and Secretary
cc: Timothy H. Powers
      Erica Steinberger